

April 6, 2017

Mail Stop 4720

<u>Via E-mail</u>
Dale Gibbons
Chief Financial Officer
Western Alliance Bancorporation
One E. Washington Street, Suite 1400,
Phoenix, AZ 85004

Re: Western Alliance Bancorporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-32550

Dear Mr. Gibbons:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Non-GAAP financial measures, page 33

1. On page 36, you add credit marks for acquired performing loans and for purchased credit impaired loans to the allowance for loan losses to derive an adjusted allowance for loan losses. These adjustments for credit marks increased your allowance for credit losses to gross loans from .95% on a GAAP basis to 1.30% on a non-GAAP basis adjusted for acquisition accounting. Please address the following:

   - Tell us how adding the credit marks for acquired performing loans and for purchased credit impaired loans to the allowance for loan losses provides useful information to investors in evaluating the risk of credit losses in your loan portfolio;
   - Tell us how adding the credit marks for acquired performing loans and for purchased credit impaired loans to the allowance for loan losses properly reflects loan prepayment risks in your loan portfolio; and

- GAAP requires the accretion of the loan discount to interest income over the remaining life of the loan for acquired performing loans and the recognition of the loan discount attributable to credit losses as interest income when a loan is paid-off, sold or liquidated and when you have an increase in cash flows previously expected to be collected for purchase credit impaired loans. Adding the credit marks for acquired performing loans and for purchased credit impaired loans to the allowance for loan losses appears to represent a tailored accounting principle. Tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services